

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 23, 2007

Mr. Weiguo Zhang
President and Chief Operating Officer
Synutra International, Inc.
2275 Research Blvd., Suite 500
Rockville, MD 20850

> **Re:** **Synutra International, Inc.**
> **Item 4.02 Form 8-K**
> **Filed August 17, 2007**
> **File No. 001-33397**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 Form 8-K filed August 17, 2007

1.   We note that your assessment of the issues identified is on-going, but that you intend to file restated financial statements. Please tell us when you anticipate filing the restated financial statements. We may have further comment after you file the restated financial statements.

2.   Clarify for us whether your certifying officers have reconsidered the effectiveness
        of your disclosure controls and procedures as of the end of the periods covered by
        the financial statements you intend to restate in light of the potential errors you
        are assessing and indicate the results of that reconsideration. Please confirm that
        you will provide like disclosure in the filings you have indicated that you will
        amend. Additionally, tell us what impact the error had on the evaluation of
        disclosure controls and procedures as of your most recent fiscal quarter ended
        June 30, 2007.

Closing Comments

        Please respond to these comments within five business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief